Exhibit 99.1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

F-1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2025 AND DECEMBER 31, 2024

	NOTES	June 30, 2025	December 31, 2024
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2(d)	$2,172,690	$1,576,632
Accounts receivable, net	2(e)	7,960,652	7,881,089
Accounts receivable-related parties, net	2(e)	-	43,455
Advances to suppliers		7,651,067	12,838,970
Prepaid expenses		86,128	103,243
Inventories, net	6	2,311,924	6,317,173
Other current assets	10	3,867,614	727,584
TOTAL CURRENT ASSETS		24,050,075	29,488,146

Property, equipment and software, net	7	6,216,715	5,554,328
Long-term investments	12	49,489	86,271
TOTAL ASSETS		$30,316,279	$35,128,745

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	8(a)	$2,125,138	$2,086,723
Accounts payable		400,583	993,103
Advances from customers		457,207	3,435,512
Advances from customers-related parties		2,895	37,044
Amounts due to related parties	5(c)	2,283,861	1,725,133
Accrued payroll and benefits		348,222	884,949
Other payables and accrued expenses	14	3,905,197	4,292,657
Income tax payable		2,874	3,197
Derivative financial liabilities		314,935	-
Convertible note payable	13	247,356	-
TOTAL CURRENT LIABILITIES		10,088,268	13,458,318

Long-term bank loans	8(b)	5,752,188	5,801,096
TOTAL LIABILITIES		15,840,456	19,259,414

EQUITY
Ordinary shares, 2025 and 2024: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2025: 1,002,100 shares; December 31, 2024: 472,764 shares*;	16	173,810,795	170,757,735
Additional paid-in capital	16	22,447,083	22,447,083
Reserve	15	10,209,086	10,209,086
Accumulated deficit		(215,251,484)	(210,571,935)
Accumulated other comprehensive income		23,260,343	23,027,362
Total equity of the Company		14,475,823	15,869,331
Non-controlling interest		-	-
Total Equity		14,475,823	15,869,331

TOTAL LIABILITIES AND EQUITY		$30,316,279	$35,128,745

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-2

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

		Six Months Ended	Six Months Ended
	NOTES	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
Revenue – Products		$14,129,140	$11,242,840
Revenue – Products-related parties	5(a)	-	133,832
Revenue – Software		901,838	4,007,671
Revenue – Advertising		2,360,606	2,568,614
Revenue – Other		209,868	124,630
Revenue – Other-related parties	5(b)	1,369	960
TOTAL REVENUE		17,602,821	18,078,547

Cost – Products		12,918,291	10,276,804
Cost – Software		568,241	1,282,985
Cost – Advertising	2(o)	2,194,507	2,376,672
Cost – Other		147,414	1,394
TOTAL COST		15,828,453	13,937,855

GROSS PROFIT		1,774,368	4,140,692

Administrative expenses		4,700,561	2,781,775
Research and development expenses		799,246	1,224,244
Selling expenses		458,692	259,029
(LOSS) FROM OPERATIONS		(4,184,131)	(124,356)

Subsidy income		628	43,641
Income (loss) from long-term investments		69,621	70,968
Other (loss) income, net		(78,693)	954,447
Interest expense and debt discounts, net of interest income		(466,254)	(350,609)

(Loss) Income before income taxes		(4,658,829)	594,091

Income tax expense	9	(20,720)	(5,347)
NET (LOSS) INCOME		(4,679,549)	588,744
Less: Net income (loss) attributable to the non-controlling interest		-	-
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY		$(4,679,549)	$588,744

(Loss) Income per share – Basic and Diluted*
Basic	4	$(6.54)	$3.35
Diluted	4	$(6.54)	$3.29

NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	4	$(6.54)	$3.35
Diluted	4	$(6.54)	$3.29

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-3

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Net (loss) income	$(4,679,549)	$588,744
Other comprehensive income (loss):
Foreign currency translation gain (loss)	232,981	(627,162)
Comprehensive income (loss)	(4,446,568)	(38,418)
Comprehensive income (loss) attributable to the non- controlling interest	-	-
Comprehensive income (loss) attributable to the Company	$(4,446,568)	$(38,418)

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-4

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Ordinary shares*		Additional Paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2025	472,764	170,757,735	22,447,083	10,209,086	(210,571,935)	23,027,362	-	15,869,331
Issuance of ordinary shares for financing (Note 16)	409,334	2,344,560	-	-	-	-	-	2,344,560
Conversion of convertible note (Note 13)	120,002	708,500	-	-	-	-	-	708,500
Net loss for the period	-	-	-	-	(4,679,549)	-	-	(4,679,549)
Foreign currency translation gain	-	-	-	-	-	232,981	-	232,981
BALANCE AS AT JUNE 30, 2025(unaudited)	1,002,100	$173,810,795	$22,447,083	$10,209,086	$(215,251,484)	$23,260,343	$-	$14,475,823

	Ordinary shares*		Additional Paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2024	123,021	$165,115,938	$22,603,523	$10,209,086	$(208,752,548)	$23,587,298	$-	$12,763,297
Issuance of ordinary shares for financing (Note 16)	114,667	2,887,990	-	-	-	-	-	2,887,990
Conversion of convertible note (Note 13)	9,808	275,159	(50,159)	-	-	-	-	225,000
Net income for the period	-	-	-	-	588,744	-	-	588,744
Foreign currency translation loss	-	-	-	-	-	(627,162)	-	(627,162)
BALANCE AS AT JUNE 30, 2024(unaudited)	247,496	$168,279,087	$22,553,364	$10,209,086	$(208,163,804)	$22,960,136	$-	$15,837,869

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-5

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(4,679,549)	$588,744
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable, other current assets, and advances to suppliers:	3,993,047	1,697,478
(Reversal of) provision for obsolete inventories	(4,936)	10,736
Depreciation	798,369	1,129,724
Amortization of intangible assets and other asset	17,114	66,382
Amortization of convertible note discount	70,791	96,979
Stock-based payments for consulting services	-	136,000
Loss (gain) on disposals/dissolutions of subsidiaries	69,908	83,590
(Income) loss on long-term investment	(53,762)	(70,968)
Exchange difference	(207,381)	(405,086)
Changes in operating assets and liabilities:
Increase in accounts receivable	(3,825,795)	(523,008)
Decrease in accounts receivable - related parties	10,721	375,384
Decrease (increase) in inventories	4,078,060	(1,850,538)
Decrease in other non-current assets	-	435,384
(Increase) decrease in other current assets and prepaid expenses	(2,199,599)	642,965
Decrease (increase) in advances to suppliers	5,286,585	(3,870,028)
(Decrease) in other payables and accrued expenses	(1,219,793)	(673,810)
(Decrease) increase in advances from customers	(3,005,732)	717,987
(Decrease) in advances from customers - related parties	(34,420)	(53,510)
Increase (decrease) in amounts due to related parties	525,117	(1,393,175)
(Decrease) increase in accounts payable	(557,678)	291,561
(Decrease) increase in payroll payable and benefits	(539,872)	35,208
(Decrease) in income tax payable	492	-
Net cash used in operating activities	(1,478,313)	(2,532,001)

INVESTING ACTIVITIES
Proceeds from sales of long-term investment	27,575	-
Purchases of property, equipment and software	(1,337,157)	(776,838)
Cash paid for long-term investment	(22,060)	-
Net cash used in investing activities	(1,331,642)	(776,838)

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	689,375	-
Repayment of short-term bank loans	(689,375)	(388,690)
Repayment of long-term bank loans	(153,869)	-
Proceeds from issuance of ordinary shares	2,344,560	2,887,990
Proceeds from issuance of convertible note	1,200,000	-
Net cash provided by financing activities	3,390,691	2,499,300

Effect of exchange rate changes on cash and cash equivalents	15,322	(11,016)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	596,058	(820,555)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,576,632	1,300,855
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$2,172,690	$480,300

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$4,172	$10,876
Interest	$194,120	$233,330

Supplemental disclosure of significant non-cash transactions*:

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

In March 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $50,000 of partial principal and accrued interest with a conversion price at $26.37 per share into 1,896 ordinary shares of the Company.

In April 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $25.737 per share into 2,914 ordinary shares of the Company.

In May 2024, the holder of the Company’s convertible promissory note issued September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $20.01 per share into 4,998 ordinary shares of the Company.

In January 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $50,000, $100,000, and $125,000 of partial principal, into a total of 39,741 ordinary shares of the Company, with a conversion price at $7.398, $7.299, and $6.483 per share, respectively.

In February 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $125,000 of partial principal with a conversion price at $6.249 per share into 20,003 ordinary shares of the Company.

In March 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $6.258 per share into 15,980 ordinary shares of the Company.

In April 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $4.596 per share into 21,758 ordinary shares of the Company.

In May 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $108,500 of partial principal with a conversion price at $4.818 per share into 22,520 ordinary shares of the Company.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-6

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company”), is a provider of cloud-based technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Its Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, the Company provides a broad portfolio of software and hardware with fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries then, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s operating subsidiaries, primarily in Hong Kong and mainland China.

In June 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who then owned approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance the Company’s presence in the new media and advertising sectors.

In 2021, the Company launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of cryptocurrency mining business by December 2022, and continues to focus the efforts on its digital adverting, smart display and the newly added smart community and related businesses.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd. (“iASPEC”). Upon closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In January 2022, the Company completed the acquisition of 100% equity interest of ZJIOT, aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

As a result of the Company’s business transformation and its exit from the TIT business, the Company disposed of 100% equity interests of iASPEC (excluding iASPEC’s subsidiaries) which mainly conducted the Company’s TIT business to an unrelated third party for nil consideration on June 7, 2022. The disposition resulted in a total recorded income of approximately $3.0 million for the Company for the year ended December 31, 2022.

The Company disposed of 100% equity interests of TDL to an unrelated third party for nil consideration on September 6, 2023, and disposed of 100% equity interests of TDAL and TCL (including their respective subsidiary) to an unrelated third party for nil consideration on October 27, 2023.

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. to expand its wastewater treatment business in Guangxi Province.

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, TDTJS was dissolved as a result of the Company’s business realignment.

In April 2025, TEPH was dissolved as a result of the Company’s business realignment.

In June 2025, TPGXT was dissolved as a result of the Company’s business realignment.

F-7

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table lists our subsidiaries as of the respective date as indicated below.

		June 30, 2025	December 31, 2024	December 31, 2023
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	-	100%	100%	Jiangsu, China
Zhenjiang Taoping IoT Tech. Co., Ltd (ZJIOT)	Subsidiary	-	-	100%	Zhenjiang, China
Taoping EP Holdings (Shenzhen) Co., Ltd. (TEPH)	Subsidiary	-	51%	51%	Shenzhen, China
Fujian Taoping Investment Co., Ltd. (FJTI)	Subsidiary	100%	100%	100%	Fujian, China
Taoping (Guangxi) EP Tech. Co., Ltd. (TPGXT)	Subsidiary	-	100%	100%	Guangxi, China
Taoping Industrial (Yunnan) Co., Ltd. (TIYN)	Subsidiary	100%	100%	-	Yunnan, China

F-8

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Going Concern and Management’s Plans

As a result of business realignment, the Company’s revenue was slightly decreased period-over-period in the first half of 2025. The Company incurred a net loss of approximately $4.7 million for the six months ended June 30, 2025, compared to a net income of approximately $0.6 million for the same period of 2024. The Company reported negative cash flows from operations of approximately $1.5 million for the six months ended June 30, 2025, compared to negative cash flows of $2.5 million from operations for the same period of 2024. The negative operating cash flow was primarily attributable to the increase in other current assets and prepaid expenses and the decrease in advances from customers. As of June 30, 2025, the Company had a working capital surplus of approximately $14.0 million, compared to a working capital surplus of $16.0 million as of December 31, 2024.

The Company will continue to put efforts on the digital advertising and other cloud-based and AI-related products and applications. Furthermore, its two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. Having considered that the existing businesses of the Company suffered from losses and negative operating cashflows in the previous years and expected to be more competitive in the future.

On September 29, 2025, the Company signed a share purchase agreement to acquire 100% equity in Skyladder Group Limited (“Skyladder Group”) valued at approximately RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company. Upon completion of this transaction, the Company will wholly own Skyladder Group. The Company will leverage AI technology to accelerate its growth as it significantly expands the scope of its comprehensive smart elevator services and further enhances its smart IoT strategy. The Company believes that this transaction will not only propel Taoping’s business into the high-growth AI-enabled smart elevator service sector but also create stable and substantial value for the Company.

According to the agreement, the purchase price will be paid in the form of ordinary shares issued by Taoping, with performance-based targets including Skyladder Group achieving revenue of RMB 74.14 million and net profit of RMB 3.80 million in 2026; revenue of RMB 101.98 million and net profit of RMB 7.74 million in 2027; revenue of RMB 135.06 million and net profit of RMB 14.90 million in 2028; and revenue of RMB 180.66 million and net profit of RMB 22.14 million in 2029. Shares will be proportionally unlocked or adjusted as Skyladder Group achieves or fails to achieve the agreed upon targets. Upon completion, Taoping will integrate its own resources with Skyladder Group’s technological and channel advantages to accelerate the implementation of its smart elevator service business. The closing of the transaction is subject to certain conditions and representations, warranties, and covenants and the parties have agreed to use their best efforts to close the transaction by October 31, 2025, and in any event by December 31, 2025.

The Company considers the competitive market in China and potential financial consequences from the tariffs war may raise significant uncertainty to the Company’s existing and new businesses. If the Company’s execution of the above business strategies is not successful to achieve positive operating cashflow, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $7.9 million bank loan, which was guaranteed and/or collateralized with the Company’s office property, provides important capital support for its operation. In addition, on July 17, 2023, the Company entered into both a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of September 30, 2025, the Company had received a total of approximately $7.2 million in gross proceeds under these two equity line financings.

On January 13, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000. $1,200,000 had been received by the Company.

On February 26, 2025, the Company entered into a securities purchase agreement with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of 333,334 ordinary shares of no par value of the Company, at an offering price of $6.0 per share, to the Investors for a total purchase price of $2,000,000. $1,600,000 had been received by the Company.

From above, the Company believes that it has the ability to raise needed capital to maintain its operations, repay short term loans and fund business growth, and is able to operate as a going concern.

However, the Company considered the recent fluctuation in Nasdaq market and can make no assurances that financing will be always available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these businesses and/or strategies do not go well or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

F-9

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2024 filed on April 29, 2025 with the Securities and Exchange Commission.

The consolidated financial statements include the accounts of the Company, and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reverse Stock Split: A one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares was effective on May 29, 2025 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include estimates used in going concern assessment, assessment of credit losses and obsolete inventories. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

F-10

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns with persistent outbreaks of COVID-19 infections in various regional localities, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

The functional currency of the Company is primarily Chinese Renminbi Yuan (“RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of June 30, 2025 or December 31, 2024.

The Company maintains its bank accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2025, and December 31, 2024, approximately $2.2 million and $1.6 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

(e) Accounts Receivable, Accounts Receivable – related parties, and Concentration of Risk

Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on receivables aging analysis.

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the six-month ended June 30, 2025 has decreased by approximately $0.4 million from the year ended December 31, 2024.

F-11

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Accounts Receivable	$15,227,010	$15,317,545
Allowance for credit losses	(7,266,358)	(7,436,456)
Accounts Receivable, net	$7,960,652	$7,881,089
Accounts Receivable - related parties	$45,135	$295,490
Allowance for credit losses - related parties	(45,135)	(252,035)
Accounts Receivable - related parties, net	$-	$43,455

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2025 and December 31, 2024, totaled approximately $7.3 million and $7.7 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the six-month period ended June 30, 2025 and the year ended December 31, 2024:

Balance at January 1, 2024	$25,591,946
Increase in allowance for credit losses	2,646,969
Amounts recovered during the year	(62,786)
Decrease from dissolution of a subsidiary	(1,122)
Amounts written off as uncollectible	(19,505,099)
Foreign exchange difference	(981,417)
Balance at December 31, 2024	$7,688,491
Increase in allowance for credit losses	3,956,011
Amounts written off as uncollectible	(4,259,252)
Decrease from dissolution of a subsidiary	(226,894)
Foreign exchange difference	153,137
Balance at June 30, 2025 (Unaudited)	$7,311,493

F-12

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(f) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(g) Inventories, net

Inventories are valued at the lower of cost (weighted average basis) and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(h) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Lease improvement	Shorter of lease term or assets lives
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5 years
Media display equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

F-13

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(i) Business combination

In accordance with ASC 805, the Company applies acquisition method to account for business combination. The acquisition method requires that the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity upon the acquirer taking control over the acquiree. Furthermore, because of obtaining control the acquirer is responsible and accountable for all of the acquiree’s assets, liabilities and operations, the acquirer recognizes and measures the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, which may result in goodwill, when purchase consideration exceeds the net of fair value of the assets acquired and liabilities assumed, or a bargain purchase gain, when the net of fair value of the assets acquired and liabilities assumed exceeds the purchase consideration, regardless of the percentage ownership in the acquiree or how the acquisition was achieved.

(j) Disposal/dissolution of subsidiary

The Company deconsolidates a subsidiary upon the loss of control, the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity are de-recognized. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Any consideration received is recognized at fair value. Any resultant gain or loss is recognized in the Statement of Operations.

(k) Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment (if applicable plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer).

For equity investments that the Company elects to measure at cost, less any impairment, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

For impairment on equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of investee’s net assets which approximates its fair value if those are determined to be other than temporary.

F-14

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(l) Convertible promissory note

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and liability/equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

(m) Operating leases - Right-of-use assets and lease liabilities

The Company accounts for lease under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

The Company recognized a lease liability and corresponding right-of-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(n) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from four sources: (1) product sales, (2) software sales, (3) advertising and (4) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties), high-end data storage servers, and supercomputing servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

F-15

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Software

The Company designs, develops and provides subsequent upgrades and maintenances for software products. Software development usually includes developing software, integrating various isolated software systems into one, testing the software. The design and build process, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The Company recognized the software sales for developing software at the point of delivery, and recognized the software revenue for software maintenance and upgrade services on a straight-line basis over the contracted service period.

The Company usually completes the software development in one-off and recognizes the revenue at the point of delivery of service because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

Revenue - Advertising

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements on identifiable digital ads display terminals and vehicular ads display terminals in different geographic regions and locations through a cloud-based new media sharing platform. The Company also contracts individuals to promote special events or for various occasions. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

The Company also generates its advertising revenue through facilitating internet promotion advertising service and recognizes the revenue over the contracted advertising duration. The Company provides advertising services to customers for promotion of their brands and products through internet. For the network promotion advertising contracts, the Company generally recognizes revenue over time, because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed contract term.

F-16

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Other

The Company also reports other revenue which comprises revenue generated from system upgrade and technical support services, rental income, and agricultural income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Agricultural income is recognized at the point of delivery.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party with lease term of two years starting from May 1, 2022 to April 30, 2024, which is extended by two years to April 30, 2026, and another third party with lease term of three years starting from January 1, 2024 to December 31, 2026, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $126,000 and $123,000 rental income for the periods ended June 30, 2025, and 2024, respectively.

Annual minimum rental income to be received in the next 5 years:
2025	121,985
2026	91,443
Total	213,428

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2025 and 2024, the Company recognized revenue of approximately $2,169,000 and $682,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

(o) Cost of Sales - advertising

The cost of sales for advertising revenue mainly comprises of direct costs of generating advertising revenue including lease expense for the wall space, to where the ads display terminal to be installed, installation costs of ads display terminals, depreciation of display termination, labor, and other related expenses.

F-17

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(p) Discontinued Operations

The Company follows “ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” for reporting discontinued operations. Under the revised standard, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

(q) Segment reporting

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review the businesses, make investing and resource allocation decisions and assess operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

F-18

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(r) Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. The Company adopted this ASU from January 1, 2025, which did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

F-19

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSALS OF CONSOLIDATED ENTITIES

ZJIOT was dissolved on June 25, 2024. The dissolution resulted in a recorded loss of $83,590 for the six months ended June 30, 2024.

TDTJS was dissolved on January 15, 2025. The dissolution resulted in a recorded loss of $69,904 for the six months ended June 30, 2025.

TEPH and TPGXT was dissolved on April 29, 2025 and June 11, 2025, respectively. The dissolution of these companies results in minimal gain or loss for the six months ended June 30, 2025.

The dissolution of ZJIOT, TDTJS, TEPH and TPJXT were not qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

4. (LOSS) INCOME PER SHARE

Basic (loss) income per share is computed by dividing (loss) income available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30, 2025*	Six Months Ended June 30, 2024*
	(Unaudited)	(Unaudited)
Numerator:
Net (loss) income attributable to the Company	$(4,679,549)	$588,744
Denominator:
Weighted average outstanding ordinary shares-Basic*	715,992	175,944
-dilutive effect of convertible note	-	2,825
Weighted average outstanding ordinary shares- Diluted*	715,992	178,769
Earnings (loss) per share attributable to the Company*
Basic	$(6.54)	$3.35
Diluted	$(6.54)	$3.29

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

For the six-month period ended June 30, 2024, there were 2,825 incremental shares included in the diluted earnings per shares calculation. These incremental shares were added to denominator for the period that the convertible note (Note 13) were outstanding due to the fact that the average market price of the Company’s ordinary shares in the period exceeded the exercise price of the convertible note. The EPS calculation excluded the if-converted shares from the stock options and warrants, based on the Company’s stock prices, which were significantly below the stated exercise price of the stock options and warrants. For the six-month period ended June 30, 2025, convertible notes were not included in the computation of dilutive weighted-average shares outstanding for six months ended June 30, 2025, because the effect would be anti-dilutive.

There were -0- stock options for employees, -0- options and 1,200 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted-average shares outstanding for the six months ended June 30, 2024, because the effect would be anti-dilutive.

There were -0- stock options for employees, -0- options and -0- warrants for nonemployees outstanding for the six months ended June 30, 2025.

F-20

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

(a)	Revenue – related parties

For the six months ended June 30, 2025 and 2024, approximately $nil and $134,000, respectively, for sales of products were from Taoping alliance companies, of which TNM has equity investment of over 5% ownership.

(b)	Other revenue – related parties

Other revenue generated from related parties includes system maintenance service provided to Taoping affiliate customers, which was approximately $1,400 and $1,000, for the six months ended June 30, 2025 and 2024, respectively.

(c)	Amounts due to related parties

As of June 30, 2025 and December 31, 2024, the amounts due to related parties was approximately $2.3 million and $1.7 million, respectively, which included borrowing from the Company’s Chairman and Chief Executive Officer, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.2 million and $0.4 million, respectively, without interest and matures on December 31, 2025, and a loan balance of approximately $2.1 million (RMB15 million) and approximately $1.3 million (RMB10 million), respectively, from a related company 100% owned by Mr. Lin for 12-month at the interest of 4.75% per annum, which matures on April 15, 2026 and May 31, 2026.

6. INVENTORIES

As of June 30, 2025 and December 31, 2024, inventories consist of:

	June 30, 2025	December 31, 2024
	(Unaudited)
Raw materials	$-	$-
Finished goods	2,376,809	6,385,905
Inventories, gross	$2,376,809	$6,385,905
Allowance for slow-moving or obsolete inventories	(64,885)	(68,732)
Inventories, net	$2,311,924	$6,317,173

For the six months ended June 30, 2025, there was a reversal of allowance for obsolete inventories in the amount of approximately $4,900. For the six months ended June 30, 2024, impairments for obsolete inventories were approximately $10,700. Impairment charges on inventories are included with administrative expenses.

F-21

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY, EQUIPMENT AND SOFTWARE

As of June 30, 2025 and December 31, 2024, property, equipment and software consist of:

	June 30, 2025	December 31, 2024
	(Unaudited)
Office buildings	$3,902,113	$3,831,577
Electronic equipment, furniture and fixtures	3,542,866	2,966,868
Media display equipment	921,300	904,646
Purchased software	9,131,547	8,149,803
Total	17,497,826	15,852,894
Less: accumulated depreciation	(11,281,111)	(10,298,566)
Property, equipment and software, net	$6,216,715	$5,554,328

Depreciation expenses for the six months ended June 30, 2025 and 2024 were approximately $0.8 million and $1.1 million, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value.

Company’s office buildings, with net carrying value of approximately $2.4 million, are used as collateral for its bank loans.

8. BANK LOANS

(a) Short-term bank loans

	June 30, 2025	December 31, 2024
	(Unaudited)
Secured short-term loans	$1,813,734	$1,780,948
Add: amounts due within one year under long-term loan contracts	311,404	305,775
Total short-term bank loans	$2,125,138	$2,086,723

Detailed information of secured short-term loan balances as of June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Guaranteed by Mr. Lin and IST HK	$1,116,144	$1,095,968
Guaranteed by Mr. Lin and Mr. Du Yong	697,590	684,980
Total	$1,813,734	$1,780,948

F-22

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b) Long-term bank loans

	June 30, 2025	December 31, 2024
	(Unaudited)
Secured long-term loans	$6,063,592	$6,106,871
Less: amounts due within one year under long-term loan contracts	(311,404)	(305,775)
Total long-term bank loans	$5,752,188	$5,801,096

Detailed information of secured long-term loan balances as of June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Guaranteed by ISIOT and Mr. Lin and Collateralized by real property of ISIOT, future rental income of ISIOT, patents of Biznest, and equity investment of IST HK	$1,132,886	$1,202,825
Collateralized by office buildings of IST and guaranteed by Mr. Lin	4,286,133	4,234,135
Guaranteed by Biznest, ISIOT, IST, and Mr. Lin and Collateralized by real property of ISIOT, office buildings of IST, patents of TNM, and future rental income of ISIOT	644,573	669,911
Total	$6,063,592	$6,106,871

As of June 30, 2025, the Company had short-term and long-term bank loans in total of approximately $7.9 million, which mature on various dates from July 17, 2025 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries and Mr. Lin. These short-term borrowings bear fixed interest rates ranging from 3.45% to 4.31% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.40% to 4.15% per annum. The weighted average interest rates on short-term and long-term debts were approximately 3.99% and 4.43% for the six months ended June 30, 2025 and 2024, respectively. The interest expenses were approximately $0.2 million and $0.2 million, respectively, for the six months ended June 30, 2025 and 2024.

9. INCOME TAXES

Pre-tax (loss) income for the six months ended June 30, 2025 and 2024 were taxable in the following jurisdictions:

	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
People’s Republic of China (PRC)	$(4,198,659)	$1,298,457
Hong Kong (HK)	(285)	(1,122)
British Virgin Islands (BVI)	(459,885)	(703,244)
Total (loss) income before income taxes	$(4,658,829)	$594,091

United States

The Company from time to time evaluates the tax effect of global intangible low-taxed income (“GILTI”), and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of June 30, 2025.

F-23

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

HK

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

PRC

Income tax expense consists of the following:

	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Current tax expense	$20,720	$5,347
Income tax expense	$20,720	$5,347

Current income tax expense was recorded in the six-month period ended 2025 and 2024 and was related to differences between the book and corporate income tax returns.

	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Expected income tax (benefit) expense	$(1,164,707)	$148,523
Tax rate difference	193,782	(129,413)
Permanent differences	695,305	(340,313)
Tax effect of temporary differences not recognized	-	-
Tax effect of tax losses unrecognized	296,340	326,550
Income tax expense	$20,720	$5,347

F-24

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s tax loss carry forwards totaling RMB117.7 million ($16.4 million) as of June 30, 2025, substantially all of which were from PRC subsidiaries and will expire on various dates through June 30, 2035. Deferred tax asset was not provided for respective tax losses.

IST is approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, is tax exempt for the first two years and is subject to 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has not recorded tax benefits as of June 30, 2025 and December 31, 2024, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2025 and 2024.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit. It is impractical to calculate the tax effect of the deficit at this time.

10. OTHER CURRENT AND NON-CURRENT ASSETS

As of June 30, 2025, and December 31, 2024, other current assets consist of:

	June 30, 2025	December 31, 2024
	(Unaudited)
Advances to unrelated parties (i)	$3,512,544	$380,144
Advances to a related party	236,871	232,589
Advances to employees	31,295	29,497
Other current assets	86,904	85,354
	$3,867,614	$727,584

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

F-25

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11. OPERATING LEASES

The Company leased specific and identifiable wall spaces with a certain dimension in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various places to install the new media advertising display terminals without substitution for purpose of broadcasting advertisements paid by the customers to promote their businesses or special events. The lease terms with negotiated payment terms range from one year to three years, and the rental costs vary depending on the number of spots where the display terminals are installed and the duration of the leases.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

The Company incurred rent expenses of approximately $nil and $6,000 for short-term lease for the period ended June 30, 2025 and 2024, respectively.

12. LONG-TERM INVESTMENTS

As of June 30, 2025, the carrying value of the Company’s equity investments were $49,489, which consisted of the followings:

(1) Equity method investments:

As of June 30, 2025, the Company’s equity method investments had a carrying value of $nil which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	-
Jiangsu Taoping IoT Technology Co., Ltd.	JS Taoping, or JS	25%	-
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	-
			$-

The Company’s initial investments in the above equity method investments were approximately $1.9 million. The Company recognized no losses from equity method investments and no impairment on equity method investments for the six months ended June 30, 2025 and 2024.

(2) Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

As of June 30, 2025 and December 31, 2024, the carrying value for the equity investments without readily determinable fair value was $49,489 and $86,271, respectively. The total initial investments to the equity investments without readily determinable fair value were approximately $681,000. For the six months ended June 30, 2025, the additional investments to the equity investments without readily determinable fair value was approximately $22,000. Gain on disposal of approximately $0.07 million was recognized for the six months ended June 30, 2025. Impairment of approximately $0.02 million was recognized for the six months ended June 30, 2025. Impairment of approximately $0.01 million, plus changes resulting from observable price changes in orderly transactions for identical or similar investments of approximately $0.07 million were recognized for the six months ended June 30, 2024.

F-26

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13. CONVERTIBLE NOTE PAYABLE

On September 27, 2023, the Company issued a Convertible Promissory Note (“Note”) in a private placement in aggregate principal amount of $609,000. The Note matures in 12 months from the issue date of the Note (the “Maturity Date”), with an annual interest rate of 8%. The Note carries an original issue discount of $44,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Transaction Expense Amount”). Thus, the net proceeds of the Note were $550,000. The Note is convertible into the Company’s ordinary shares at $240.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations, at the holder’s option at any time after six months from the issue date. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $60.0 per share (“Floor Price”), which is subject to adjustment by consents of both parties.

The Note is recognized initially at fair value, net of debt discounts including original issue discount and Transaction Expense Amount. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $119,000 for the period ended June 30, 2024 including interest relating to contractual interest obligation approximately of $22,000 and amortization of the discounts and debt issuance cost approximately of $97,000. As of December 31, 2024, the total amount of principal and accrued interest of the Note was fully converted to the Company’s ordinary shares (see Note 16 Equity), and there was no outstanding balance and unamortized debt issuance cost of the Note.

On January 13, 2025, the Company issued a Convertible Promissory Note (“Note-2”) in a private placement in aggregate principal amount of $1,311,000. The Note matures in 12 months from the issue date of the Note (the “Maturity Date”), with an annual interest rate of 7%. The Note carries an original issue discount of $96,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Transaction Expense Amount”). Thus, the net proceeds of the Note were $1,200,000. The Note is convertible into the Company’s ordinary shares at $90.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $3.0 per share (“Floor Price”), which is subject to adjustment by consents of both parties.

The Note-2 is recognized initially at fair value, net of debt discounts including original issue discount, and Transaction Expense Amount, in the amount of $111,000. As of June 30, 2025, the remaining unamortized debt discount was $287,566, and will be amortized through January 14, 2026. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $275,000 for the period ended June 30, 2025 including interest relating to contractual interest obligation approximately of $26,000 and amortization of the discounts and debt issuance cost approximately of $249,000. As of June 30, 2025, the principal balance and accrued interest of the Note-2 was partially converted to the Company’s ordinary shares in January, February, March, April, and May 2025 (see Note 16 Equity), and the outstanding balance of the Note net of unamortized debt discount was $314,934.

F-27

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2025 and December 31, 2024, other payables and accrued expenses consist of:

	June 30, 2025	December 31, 2024
	(Unaudited)
Advances from unrelated third parties (i)	$746,907	$1,190,422
Other taxes payable (ii)	2,690,503	2,499,528
Accrued professional fees	200,000	255,000
Amount due to employees (iii)	121,682	257,354
Others	146,105	90,353
	$3,905,197	$4,292,657

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

15. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2025 and December 31, 2024, the balance of general reserve was $10.2 million and $10.2 million, respectively.

F-28

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. The statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

16. EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

In January 2024, the Company issued a total of 19,333 ordinary shares to an investor at $36.3 and $31.8 per share, respectively, which generated net proceeds of $656,800 for the Company.

In February 2024, the Company issued a total of 10,333 ordinary shares to an investor at $32.7 and $32.4 per share, respectively, which generated net proceeds of $336,300 for the Company.

In March 2024, the Company issued a total of 19,667 ordinary shares to an investor at $31.8, $29.7, and $28.35 per share, respectively, which generated net proceeds of $584,050 for the Company.

In March 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $50,000 of partial principal and accrued interest with a conversion price at $26.37 per share into 1,896 ordinary shares of the Company.

In April 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $25.737 per share into 2,914 ordinary shares of the Company.

In May 2024, the Company issued a total of 46,000 ordinary shares to an investor at $23.1, $19.89, and $19.5 per share, respectively, which generated net proceeds of $951,240 for the Company.

In May 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $20.01 per share into 4,998 ordinary shares of the Company.

F-29

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In June 2024, the Company issued 19,334 ordinary shares to an investor at $18.6 per share, which generated net proceeds of $359,600 for the Company.

In July 2024, the Company issued 20,000 ordinary shares to an investor at $18.0 per share, which generated net proceeds of $360,000 for the Company.

In August 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $14.328 per share into 6,979 ordinary shares of the Company.

In September 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $9.822 per share into 7,636 ordinary shares of the Company.

In October 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $13.398 per share into 5,598 ordinary shares of the Company.

In November 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted partial principal and accrued interest in an amount of $75,000 and the remaining principal and accrued interest in an amount of $102,507 into 7,650 and 10,738 ordinary shares of the Company, with a conversion price at $9.804 and $9.546 per share, respectively.

In November 2024, the Company issued a total of 40,000 ordinary shares to an investor at $11.46 and $9.0 per share, respectively, which generated a total of net proceeds of $417,400 for the Company.

In December 2024, the Company issued a total of 60,000 ordinary shares to an investor at $8.7 and $8.16 per share, respectively, which generated net proceeds of $504,000 for the Company.

In December 2024, the Company issued 66,667 ordinary shares with fair value of approximately $820,400 to certain directors, executive officers, and employees as compensations for their services.

In January 2025, the Company issued 40,000 ordinary shares to an investor at $7.947 per share, which generated a total of net proceeds of $317,880 for the Company.

In January 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $50,000, $100,000, and $125,000 of partial principal, into a total of 39,741 ordinary shares of the Company, with a conversion price at $7.398, $7.299, and $6.483 per share, respectively.

In February 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $125,000 of partial principal with a conversion price at $6.249 per share into 20,003 ordinary shares of the Company.

In February 2025, the Company issued 16,667 ordinary shares to an investor at $8.16 per share, which generated a total of net proceeds of $136,000 for the Company.

In March 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $6.258 per share into 15,980 ordinary shares of the Company.

In April 2025, the Company issued a total of 266,667 ordinary shares to certain individual investors at $6.0 per share, which generated $1,600,000 net proceeds for the Company.

In April 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $4.596 per share into 21,758 ordinary shares of the Company.

In May 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $108,500 of partial principal with a conversion price at $4.818 per share into 22,520 ordinary shares of the Company.

In June 2025, the Company issued 86,000 ordinary shares to an investor at $3.38 per share, which generated net proceeds of $290,680 for the Company.

(b) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Employees and directors share-based payments	$-	$-
Shares issued for services	-	136,000
	$-	$136,000

F-30

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan and its amendment in May 2021, the Company may offer up to 16,667 ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

There were no stock options granted to employees during the six months ended June 30, 2025 and 2024. There was no option exercised during the six months ended June 30, 2025 and 2024. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, there was no outstanding stock options and there was no unrecognized compensation expense related to non-vested share options is expected to be recognized.

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

(d) Stock options and warrants to non-employees

Pursuant to the 2016 Plan and its amendment, for the six months ended June 30, 2025 and 2024, the Company issued nil and nil warrants to consultants, respectively. The Company expensed to administrative expense approximately $ nil and $ nil for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025, no options or warrants were exercised.

As of June 30, 2025 and December 31, 2024, there was no stock options and warrants outstanding and exercisable.

F-31

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2025 and 2024.

	Six Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2024 (Unaudited)
Revenues (1)
TIT Segment	$17,570	$60,795
CBT Segment	17,585,251	18,017,752
	$17,602,821	$18,078,547

(1)	Revenues by operating segments exclude intercompany transactions.

	Six Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2024 (Unaudited)
Income (loss) from operations
TIT Segment	$(12,408)	$(31,306)
CBT Segment	(3,603,384)	483,559
Corporate and others (2)	(568,339)	(576,609)
(Loss) from operations	(4,184,131)	(124,356)
Corporate other income, net	(8,444)	1,069,057
Corporate interest income	985	1,630
Corporate interest expense	(467,239)	(352,240)
(Loss) income before income taxes	(4,658,829)	594,091
Income tax expense	(20,720)	(5,347)
Net (loss) income	(4,679,549)	588,744
Less: Loss attributable to the non-controlling interest	-	-
Net (loss) income attributable to the Company	$(4,679,549)	$588,744

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation by segment for the six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2024 (Unaudited)

Non-cash compensation:
Corporate and others	$-	$136,000
	$-	$136,000

Depreciation and amortization by segment for six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2024 (Unaudited)
Depreciation:
TIT Segment	$-	$9,942
CBT Segment	798,369	1,119,782
	$798,369	$1,129,724

F-32

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2024 (Unaudited)
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$(3,536)	$4,378
CBT Segment	3,996,583	1,693,100
	$3,993,047	$1,697,478

	Six Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2024 (Unaudited)
Inventory obsolescence (reversal) provision:
TIT Segment	$116	$(1,055)
CBT Segment	(5,052)	11,791
	$(4,936)	$10,736

Total assets by segment as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025 (Unaudited)	December 31, 2024
Total assets
TIT Segment	$109,530	$84,501
CBT Segment	29,105,883	34,261,293
Corporate and others	1,100,866	782,951
	$30,316,279	$35,128,745

F-33

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

18. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business.

In 2024, Anhui Taoping New Media Co., Ltd. filed a lawsuit against the Company which claimed a payment of RMB 200,000 ($27,575) from the Company resulted from the Company’s insufficient payment of the subscribed capital contribution. The Company anticipated an unfavorable outcome from the lawsuit and accrued a provision of $27,575 for probable loss in 2025. According to the first-instance judgment in March 2025, the company is obligated to make full payment of the subscribed capital contribution. The company is currently in the process of appealing the decision.

19. CONCENTRATIONS

For the six months ended June 30, 2025, no single customer accounted for greater than 10% of total revenues. For the six months ended June 30, 2024, one customer accounted for 14% of total revenues. The Company’s top five customers in aggregate accounted for 29% and 29% of the Company’s revenues, for each of the six months ended June 30, 2025 and 2024, respectively.

The Company’s top five customers in aggregate accounted for 35% of total accounts receivable as of June 30, 2025, while one customer’s balance accounted for 11%. The Company’s top five customers in aggregate accounted for 45% of total accounts receivable as of December 31, 2024, while two customers each accounted for greater than 10% of accounts receivable.

For the six months ended June 30, 2025 and 2024, approximately 100% and 82%, respectively, of total purchases were from five unrelated suppliers. Two suppliers each accounted for 83% and 15%, respectively, of total purchases for the six months ended June 30, 2025, and two suppliers each accounted for 50% and 12%, respectively, of total purchases for the six months ended June 30, 2024.

F-34

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

20. SUBSEQUENT EVENTS

On July 8, 2025, the board of directors of the Company granted restricted shares in an aggregate amount of 266,666 ordinary shares, no par value (the “Restricted Shares”) to certain of its directors, executive officers and employees as compensations for their services. All of the Restricted Shares vested immediately on the grant date. The Restricted Shares were granted under the Company’s 2024 Equity Incentive Plan.

On August 18, 2025, a special meeting of shareholders (the “Meeting”) of the Company was held at 10:00 a.m. Beijing time (August 17, 2025 at 10:00 p.m., Eastern Time) at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China, pursuant to notice duly given (the “Notice”). At the Meeting, the shareholders adopted the following resolution:

1.	the amended and restated memorandum and articles of association annexed to the Notice, including the creation of a new class of preferred shares and a new class of class A shares with each class A share being entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company;

2.	the change in the maximum number of shares that the Company is authorised to issue from 100,000,000 Ordinary Shares of one class each such share having no par value to 5,060,000,000 shares divided into: (1) 5,000,000,000 Ordinary Shares with no par value each; (2) 50,000,000 class A shares with no par value each, and (3)10,000,000 preferred shares with no par value each; and

3.	the redemption of 50,418 Ordinary Shares held by Mr. Lin as at the date of July 15, 2025 and reissuance of 50,418 class A shares to Mr. Lin.

On September 1, 2025, the Company redeemed 50,418 Ordinary Shares held by Mr. Lin and reissued 50,418 class A shares to Mr. Lin. As the date of this report, the number of the Company’s total outstanding class A share is 50,418.

On September 29, 2025, the Company, through its wholly owned British Virgin Islands subsidiary, Taoping Holdings Limited (“Taoping Holdings”), entered into a Share Purchase Agreement (the “SPA”) with Skyladder Holding Limited (the “Transferor”), pursuant to which Taoping Holdings agreed to acquire 100% of the equity interests of Skyladder Group Limited, a Hong Kong company and a wholly owned subsidiary of the Transferor. Pursuant to the SPA, the total consideration for the acquisition of the Target is RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company, with no par value per share (the “Ordinary Shares”), which will be issued in a single batch within 10 business days after all closing conditions have been satisfied or waived and the equity transfer of the Target has been completed in Hong Kong (the “Transaction”). The closing of the transaction is subject to certain conditions and representations, warranties, and covenants and the parties have agreed to use their best efforts to close the Transaction by October 31, 2025, and in any event by December 31, 2025.

F-35